FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

3 March 2009

File no. 0-17630

Final Results

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

 Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Final Results

 CRH plc

ROBUST DELIVERY IN A CHALLENGING YEAR

Year ended 31st December	2008	2007	% change
	euro m	euro m
Revenue	20,887	20,992	- %
EBITDA*	2,665	2,860	- 7%
Operating profit*	1,841	2,086	- 12%
Profit on disposal of non-current assets	69	57	+21%
Profit before tax	1,628	1,904	- 14%
	euro cent	euro cent
Earnings per share	233.1	262.7	- 11%
Cash earnings per share	386.9	404.9	- 4%
Dividend	69	68	+1.5%
* EBITDA and operating profit are stated before profit on disposal of non-current assets.

•

CRH has delivered full-year profit before tax of euro 1,628 million, a decrease of 14% compared to the record result in 2007, and in line with guidance provided in the Interim Management Statement of 11th November 2008 and in the Trading Update Statement of 6th January 2009.

•	There was a lower decrease in earnings per share which fell 11% to 233.1c (2007: 262.7c), as a result of the share buyback and a lower effective tax rate, 22.5% compared with 24.5% in 2007.

•

Operating profit in our Europe divisions declined by euro 57 million to euro 1,049 million, a 5% decrease. Acquisitions completed in 2007 and 2008 contributed an incremental euro 73 million of operating profit, while organic operating profit declined by euro 130 million.

•

Operating profit for the Americas operations decreased by euro 188 million to euro 792 million, down 19%. The weaker average US dollar/euro exchange rate accounted for euro 67 million of the decrease in operating profit. In US dollar terms, operating profit declined 13%.

•	Overall operating profit margin decreased to 8.8% (2007: 9.9%).

•

Profit on disposal of non-current assets at euro 69 million was ahead of 2007 (euro 57 million).  It is anticipated that a strong level of profit on disposals will be an ongoing feature of the Group's activities.

•	Expenditure on acquisitions and investments during 2008 totalled euro 1 billion.

•	Despite lower profitability, EBITDA/net interest cover remained high at 7.8 times for the year (2007: 9.4 times), above the Group's comfort range of 6 to 6.5 times.

•

The proposed 1.5% dividend increase for 2008 marks the 25th consecutive year of dividend growth, and follows increases of 31% in 2007 and 33% in 2006. Dividend cover for the year at 3.4 times was broadly in line with our previously stated target of 3.5 times for 2008.

Myles Lee, Chief Executive, said today:

  "Despite a challenging backdrop, CRH performed robustly in 2008 and succeeded in limiting the decline in performance following 15 consecutive years of growth between 1992 and 2007. The outlook for 2009 is extremely challenging and management's attention and efforts are resolutely focussed on commercial delivery and on ensuring that our businesses are strongly positioned through additional cost reduction and cash generation measures to cope with whatever trading circumstances may evolve. In addition, we continue to strengthen our financial flexibility in order to ensure that the Group is well positioned to take advantage, in its traditional long-established disciplined manner, of a likely increased flow of development opportunities as the year progresses."

Announced Tuesday, 3rd March 2009

This Results Announcement contains certain forward-looking statements as defined under US legislation.  By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee             Chief Executive

Glenn Culpepper    Finance Director

Éimear O'Flynn      Head of Investor Relations

Maeve Carton         Head of Group Finance

RESULTS

HIGHLIGHTS

CRH has delivered a robust set of results in a challenging business climate with full-year profit before tax of euro 1,628 million, a decrease of 14% compared to the record result in 2007.

The results include the proportionate consolidation of joint ventures in the Group's income statement, cash flow statement and balance sheet, while the Group's share of profit after tax of associates is included as a single line item in arriving at Group profit before tax.

•	Sales revenue: euro 20,887 million, unchanged
•	EBITDA*: euro 2,665 million, down 7%
•	Operating profit*: euro 1,841 million, down 12%
•	Profit on disposal of fixed assets: euro 69 million, up 21%
•	Profit before tax: euro 1,628 million, down 14%
•	Basic earnings per share: 233.1c, down 11%
•	Cash earnings per share: 386.9c, down 4%
•	Dividend per share: 69c, up 1.5%

*      EBITDA (earnings before interest, tax, depreciation, asset impairments and amortisation) and operating profit do not include profit on disposal of non-current assets.

The average US dollar/euro rate of 1.4708 for 2008 was 7% weaker versus the euro than in 2007 (1.3705). This, combined with movements in average rates for the Group's other operating currencies, had a negative impact of euro 50 million on profit before tax.

Note 3 on page 15 analyses the key components of 2008 performance.

DIVIDEND

The Board is recommending a final dividend of 48.5c per share, an increase of 1% on the 2007 final dividend of 48c. This gives a total dividend for the year of 69c, an increase of 1.5%, representing the 25th consecutive year of dividend growth. It is proposed to pay the final dividend on 11th May 2009 to shareholders registered at the close of business on 13th March 2009.

The 1.5% total dividend increase follows increases of 31% and 33% in 2007 and 2006 respectively, and brings dividend cover to 3.4 times, just below our previously stated target of 3.5 times for 2008.

DEVELOPMENT

Total acquisition spend was euro 1 billion in 2008. First-half expenditure of euro 0.7 billion included the purchase of a 45% stake in Indian cement manufacturer My Home Industries and 100% of UK construction accessories producer Ancon along with 35 other smaller acquisitions across the Group's operations. With the deteriorating economic environment, we deliberately curtailed our development activity with second-half spend of euro 0.3 billion including the purchase of a 35% stake in French builders merchant Trialis together with 15 other transactions plus the acquisition of a further 5% stake in My Home Industries.

SEGMENT REVIEW

EUROPE – MATERIALS				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	3,696	3,651	+45	-205	+194	+74	-18
% change			+1%	-6%	+5%	+2%	-
Operating profit*	631	586	+45	+4	+19	+16	+6
% change			+8%	+1%	+3%	+3%	+1%
Margin	17.1%	16.1%
*Operating profit is before profit on disposal of non-current assets

Europe Materials experienced a change in economic conditions during 2008. After a positive first half when continuing advances in eastern Europe more than compensated for declines in  Ireland and Spain, the deteriorating global economic environment impacted second-half performance. Overall, operating profit for the year was up 8% on a record 2007 performance.

Ireland:   Construction demand in Ireland fell significantly in 2008. The decline of the residential sector, which commenced in 2007, accelerated through the year.  Sales to the commercial sector, which were strong in the first half, weakened considerably in the second half. The infrastructure and agricultural sectors continued to see strong demand. Cost reduction programmes were intensified with consequent one-off rationalisation costs. Overall operating profit declined compared to 2007.

Benelux:  Our Benelux cement trading, readymixed concrete and aggregates business, consolidated into Europe Materials in 2007, had a good first full year in the Division and exceeded target returns.

Finland/Baltics:  Finland's economy grew at a more modest rate in 2008 following the strong expansion of recent years. Overall construction demand advanced during the first half; however, the second half saw slowing non-residential construction, an accelerating decline in residential output and completion of a number of infrastructure projects. As a result, demand for our products was at a lower level than in 2007; however, improved efficiencies and strong cost control led to increased operating profit. The Baltic States had a difficult year and overall profit in Latvia and Estonia declined. Our operations in St. Petersburg benefited from declining input costs, but weaker second-half demand resulted in a lower outcome.

Central/Eastern Europe:   The Polish construction market experienced a good year. Increases in commercial and industrial construction compensated for a decline in infrastructure and public non-residential building and also in housing activity in the main cities. Cement volumes remained at 2007 levels. The concrete products businesses performed very well with increased volumes in readymixed concrete and pavers, although walling products were impacted by a slowdown in the residential sector. Overall in Poland, improved efficiencies and good input cost recovery resulted in improved margins and operating profit was up significantly on 2007 levels. In Ukraine, cement volumes grew strongly in the first half but fell back in the second half as political and economic difficulties intensified.  Better pricing and the use of coal in place of high-cost natural gas resulted in higher operating profit.

Switzerland:  Infrastructure and public non-residential spending increased and more than compensated for declines in housing and industrial activity. Cement volumes were in line with 2007 levels but significant fuel cost increases were not fully recovered resulting in cement profits behind 2007. Margins in our readymixed concrete and aggregates business increased and the outcome was ahead of 2007. Our combined Swiss operations delivered a satisfactory performance in 2008.

Iberia and Eastern Mediterranean: Construction activity in Spain fell significantly. New infrastructural projects in Catalonia benefited our operations in the second half of the year. However, the residential and non-residential sectors were particularly affected and despite adjusting capacity by consolidating locations, operating profit declined significantly. The Portuguese economy grew in 2008; however, construction declined with lower activity in all sectors. Our Secil joint venture with three cement plants operated at full capacity taking advantage of strong export markets. Secil also enjoyed a positive performance in its activities outside Portugal and reported a good uplift in operating performance due to a favourable pricing environment and production efficiencies. Construction demand in the southwest Aegean region of Turkey was somewhat negative and this, combined with increased competition, resulted in declining volumes and prices, and lower operating profit, from our joint venture Denizli Cement.

Asia: Sanling Cement in northeastern China achieved record volumes and improved factory efficiency. However, competitive pricing in the region resulted in a lower outcome. Our 50% Indian joint venture, My Home Industries (MHIL), has been included in our consolidated results from May 2008. The significant economic and construction growth in the Andhra Pradesh market continued as anticipated and MHIL performance was ahead of our expectations.

EUROPE - PRODUCTS

				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	3,686	3,628	+58	-143	+100	+172	-71
% change			+2%	-4%	+3%	+5%	-2%
Operating profit*	224	308	-84	-99	+6	+16	-7
% change			-27%	-32%	+2%	+5%	-2%
Margin	6.1%	8.5%
*Operating profit is before profit on disposal of non-current assets

Following a positive first quarter, our markets became increasingly difficult as the year progressed and our Products operations saw operating profit decline by 27%, impacted by rationalisation costs of euro 35 million.

Concrete Products:  Architectural operations faced difficult conditions in several markets and performed significantly below 2007. Our Belgian, French and Danish paver and tile businesses suffered from weak residential markets and falling consumer confidence while the UK block business experienced a significant volume drop. In Germany, the downturn in new residential construction impacted results. Results in our Dutch operations improved driven by a restructuring project which commenced in 2007, while our Slovakian businesses continued to perform strongly. Structural concrete operations delivered profits below 2007. Our Danish and Irish businesses were significantly impacted, from the beginning of the year, by difficult conditions in residential markets. Belgium and the Netherlands, which include our sand-lime brick operation, were less affected, with the decrease in the residential sector only becoming evident from the third quarter. Operations serving non-residential markets across Europe performed well, with strong results in Belgium and France driven by tight operational control. Significant restructuring involving factory closures and capacity reduction was undertaken across both Architectural and Structural operations during 2008.

Clay Products:   Results in the Clay Products group declined significantly in 2008, primarily due to difficulty in the UK brick market. In response to falling sales, four factories were closed, extensive production shutdowns implemented and overhead costs reduced. Energy prices increased significantly during the year which, combined with production cut-backs, closure costs and redundancy programmes, resulted in an outcome well below prior year. In Mainland Europe, our country-based organisation was restructured to form two operating regions, Central Europe and Eastern Europe, improving cross-border trading and reducing administration costs. Volumes declined as the year progressed; however, this was largely offset by strong pricing and overall the profit performance for these operations was similar to 2007.

Building Products:   In total, 2008 operating profit was broadly in line with 2007.

Construction Accessories experienced another year of performance and growth. The contribution of Ancon, acquired in April 2008, exceeded our expectations and all our businesses showed solid operating results despite deteriorating market conditions towards the end of the year.

Our Building Envelope Products include Entrance Control, Climate Control and Roller Shutters & Awnings businesses. Entrance Control operations in fencing, security and access systems experienced another year of solid performance. In Climate Control, our rooflight & ventilation activity reported further progress in operating results, driven by a strong performance in its German business. The Roller Shutters & Awnings business experienced difficult market conditions due to declining consumer confidence and unfavourable weather conditions in the Netherlands.

Despite good progress on profit improvement initiatives, Insulation Products had a difficult year. The slowdown in residential markets, especially in the UK and Ireland, high volatility in input prices and price pressure in Eastern Europe were the main reasons for a disappointing result.

EUROPE - DISTRIBUTION

				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	3,812	3,435	+377	-86	+269	+165	+29
% change			+11%	-3%	+8%	+5%	+1%
Operating profit*	194	212	-18	-35	+7	+9	+1
% change			-8%	-16%	+3%	+4%	+1%
Margin	5.1%	6.2%
*Operating profit is before profit on disposal of non-current assets

The effects of the worldwide financial crisis led to a slowdown in business activity as 2008 progressed. Sales increased aided by contributions from eight acquisitions completed in 2008. However, after a record 2007, operating profit declined by 8%.

Builders Merchants:  Trading across our Builders Merchants operations, which had a generally good first half, weakened with the economic climate and organic sales registered a decline of approximately 4%.

In the Netherlands, after a relatively strong first six months, sales weakened in the second half resulting in lower annual like-for-like sales and operating profit compared with 2007.

In France, our heritage operations in Ile-de-France (100%), Burgundy (58%) and Franche-Comté (58%) witnessed a slowdown which resulted in reduced sales and profit.

Compared to other Western European construction markets, the Swiss market showed some resilience. However, internal reorganisation costs resulted in a slightly disappointing outcome with profits down on 2007 despite higher sales.

Our Austrian operations benefited from reorganisation initiatives taken in 2007 and 2008. These measures included the closure of some loss-making branches and, although 2008 sales decreased, operating profit returned to positive territory. Further initiatives continue to be implemented to restore margins to appropriate levels.

Sales at Bauking, the German joint venture in which we have a 48% stake, held up fairly well, but like-for-like sales versus 2007 were down marginally and, despite relentless cost control, like-for-like operating profit also declined. The 2007 acquisitions were successfully integrated and performed according to expectations. Overall in Germany, including acquisition effects, sales advanced and operating profit was at a similar level.

DIY:  Our DIY operations which were adversely affected by weakening consumer confidence in the first half of the year proved more robust through the second half as a result of strong management action.

In the Netherlands and Belgium,   like-for-like sales were flat compared with 2007. Increased competition and promotional campaigns had a negative impact on margins; however, this was mitigated by tight cost control and sharp franchise formula management leading to only a modest decrease in operating profit.

In Germany,   Bauking operates 54 DIY stores under the brand name Hagebau. In a very competitive market, Bauking managed to keep costs under tight control which led to a slight decline in operating profit while maintaining a similar sales level to 2007.

In Portugal,   sales increased supported by the opening of 5 new stores; however, start-up losses for the new openings and difficult market conditions resulted in lower profits than in 2007. In Spain, market circumstances in Alicante/Valencia have been very challenging and results were below expectations.

AMERICAS - MATERIALS

				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	5,007	5,445	-438	-464	+332	+65	-371
% change			-8%	-8%	+6%	+1%	-7%
Operating profit*	462	570	-108	-86	+9	+8	-39
% change			-19%	-15%	+2%	+1%	-7%
Margin	9.2%	10.5%
*Operating profit is before profit on disposal of non-current assets

Americas Materials had a very challenging year with unprecedented increases in bitumen and energy costs and a sharp decline in market volumes across all major business lines. Through effective pricing, energy management and cost cutting initiatives, the Division was able to limit the overall decline in US dollar operating profit to 13% from 2007 record levels; a solid result.

Overall energy costs increased by 41% compared with 2007 despite lower volumes as prices surged during the construction season. The increase was mainly driven by bitumen, which experienced a 60% price increase from 2007 levels. The pricing of energy used at our asphalt plants, consisting of fuel oil, recycled oil and natural gas, increased by 45%. Diesel and gasoline jumped 38% and 19% respectively.

In order to offset the substantial jump in energy costs, selling prices were increased across all our product lines with an 11% increase in aggregates pricing, a 28% increase in asphalt and a 4% increase in readymixed concrete. With the significant increases in selling prices and relatively fixed public infrastructure spending, highway paving volumes declined in 2008. Including acquisitions, aggregates volumes declined 16%, asphalt declined 10% and readymixed concrete dropped 7%. Heritage aggregates volumes showed a 17% drop with asphalt down 14% and readymixed concrete down 21%.

Management implemented several energy and cost reduction initiatives in 2008 to limit the decline in profit. Our winter-fill strategy helped to contain bitumen cost increases and we successfully increased our usage of recycled asphalt to lessen bitumen requirements. Division-wide purchasing programmes were initiated to reduce the unit cost of purchased materials and supplies while continued operational best practice efforts helped reduce both labour and equipment cost while eliminating waste. Reductions in fixed overhead staffing and other fixed costs were progressively implemented in response to shrinking demand.

In 2008, we reorganised our operations geographically into East and West, each containing four divisions.

East:  The Northeast division had a difficult year mainly due to significant declines in New Jersey and Connecticut markets.  Our Central division companies in Ohio and Michigan experienced volume reductions consistent with our overall declines in aggregates and asphalt. However, with sound pricing initiatives, good bitumen purchasing, and effective cost controls, the division was able to achieve a good advance in profit. The Mid-Atlantic division saw its operating profit decrease slightly due mainly to challenging markets in Pennsylvania and Delaware with reduced demand and higher energy costs. The Southeast division experienced a difficult year with severe market declines leading to a sharp fall-off in operating profit.

West:  Our Southwest division was impacted by volume declines in aggregates and rapidly escalating variable costs associated with asphalt production. Proactive efforts to increase prices and reduce costs along with the successful integration of 2007 acquisitions resulted in an overall profit increase for this division. The Rocky Mountain/Midwest division moved profits ahead in 2008 due to strong demand and positive performance in western Colorado, Wyoming and South Dakota. Our Midwest companies experienced a tougher year with a slower economy and poor highway activity in Minnesota. In the Northwest, worsening economies in Northern Idaho and Oregon had a severe impact on our volumes and although favourable pricing somewhat softened the negative impact, profits fell sharply. Our Staker Parson operations saw a significant drop-off in volumes from the very strong levels of 2007, reflecting a weakening economy in both Utah and Idaho.

AMERICAS - PRODUCTS

				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	3,243	3,510	-267	-291	+223	+39	-238
% change			-8%	-8%	+6%	+1%	-7%
Operating profit*	238	340	-102	-94	+11	+4	-23
% change			-30%	-27%	+3%	+1%	-7%
Margin	7.3%	9.7%
*Operating profit is before profit on disposal of non-current assets

Our Products businesses faced another tough year with ongoing financial and credit market turmoil, further declines in new residential construction and a slowdown in non-residential markets. Significant cost reduction measures were implemented across our businesses which somewhat mitigated the impact of volume declines.

Architectural Products Group  (APG) :  APG faced very difficult trading conditions due to the ongoing deterioration in the residential construction sector, a second-half slowdown in its non-residential markets, weaker demand from the homecenter channel, and rising raw material, energy and fuel costs. Reflecting these negative factors, our United States masonry, brick and dry-mix divisions experienced considerable profit declines, while our Canadian masonry and United States lawn and garden businesses held up relatively well. Management actions to reduce the bottom line impact through extensive cost reductions and regional consolidation of plant networks somewhat offset the negative external factors. Overall, APG recorded an 8% decline in sales and a 59% decline in operating profit.

Precast :  Overall volumes were down approximately 9% with operating margins off significantly from a strong 2007. Drainage products and plastic box enclosures were particularly hard hit while non-residential also slowed as tight credit and project completions negatively impacted sales. In spite of the harsh economic backdrop and an increasingly competitive market, good cost control and effective price management lessened the profit impact.

Glass :   Trading conditions in the architectural glass market weakened in 2008 as commercial construction activity declined. Despite raw  material cost increases, higher input costs, and a more competitive environment, margins were stable. Management's focus on customer service, cost control and product mix enabled the group to achieve an exceptional outcome. Sales and profits increased 18% and 28% respectively, due to the outstanding performance of the Engineered Products group. Of note were the full-year contribution from the Vistawall acquisition completed in June 2007 and significantly improved results from Antamex, our Canadian-based supplier of high-performance curtain wall systems and engineering design services.

MMI:    MMI's sales volumes generally declined because of reduced market activity. However, with benefits from rationalisation and cost reduction measures, profits improved markedly helped by an enhanced view of value pricing and price increases in advance of rapidly increasing steel costs. Management responded to the decline in sales volumes through overhead reductions and rationalisation of the distribution network in its fencing business, and through closure of a manufacturing plant at its welded wire reinforcement (WWR) division. MMI also took action to enhance its leadership resources significantly during the year and recruited new senior level leadership for both the WWR and construction accessories operations.

South America:   Our operations in Argentina and Chile performed well despite a deteriorating economic climate as the year progressed. In Argentina, operating profit from our ceramic tile and glass businesses was slightly down on 2007 levels. Our Chilean glass business reported an improved outcome while profits in our Santiago-based distributor of specialised building products acquired in early 2008 was impacted by second-half currency devaluation of the Chilean peso.

AMERICAS - DISTRIBUTION

				Analysis of change
			Total		Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Sales revenue	1,443	1,323	+120	-59	+254	+15	-90
% change			+9%	-4%	+19%	+1%	-7%
Operating profit*	92	70	+22	+9	+18	-	-5
% change			+31%	+13%	+25%	-	-7%
Margin	6.4%	5.3%
*Operating profit is before profit on disposal of non-current assets

Americas Distribution comprises two divisions which supply specialist contractor groups; Roofing/Siding which accounts for approximately 58% of annualised sales and Interior Products (wallboard, steel studs and acoustical ceiling systems) which represents approximately 42% of annualised sales.

Roofing/Siding (Exterior Products):   US p etroleum-based roofing systems benefited from a surge in demand due to hailstorms in southern and central US cities and a spike in petroleum costs to create a positive pricing environment for the Roofing/Siding division.

Interior Products:  While Interior Products markets were challenging, with significant wallboard price deflation, the inclusion of a very positive full-year trading contribution from the November 2007 acquisition of Acoustical Materials Services in the western United States and Baja California, offset organic declines.

Overall Americas Distribution operating profit increased 41% in US dollar terms and operating margins advanced by over a full percentage point from 5.3% to 6.4%.

FINANCE

Net finance costs for the year of euro 343 million showed an increase compared with the euro 303 million reported for 2007. EBITDA/net interest cover for the year remained strong at 7.8 times (2007: 9.4 times), above the Group's comfort range of 6 to 6.5 times.

Year-end 2008 net debt at euro 6.1 billion compared with euro 5.2 billion at December 2007, an increase of euro 0.9 billion after a combined spend of euro 2.1 billion on acquisitions and capital expenditure, euro 0.4 billion on share buyback and after an adverse translation of euro 0.2 billion mainly attributable to the stronger year-end rate for the US dollar. The year-end net debt/EBITDA ratio was 2.3 times (2007: 1.8 times), one of the lowest in our sector.

During 2008, CRH raised a total of euro 0.8 billion of long-term funding in international bond markets, arranged euro 0.5 billion of new bank term finance and renewed and extended euro 1.7 billion of existing bank facilities. These actions, combined with the Group's traditional strong cash flow profile and an intensified focus on cash generation, leave CRH well-positioned in terms of debt facilities and maturity profile with unutilised bank term facilities at end-2008 of euro 1.6 billion. The Group continues to assess conditions in the international debt capital markets with a view to further debt issuance at the appropriate time and is committed to maintaining an investment grade credit rating.

As announced on 7th November 2008, in light of the stresses in financial markets, and to maintain maximum financial flexibility, the share repurchase programme launched on 3rd January 2008, which was limited to a maximum of 5% of the 547 million Ordinary shares in issue at 31st December 2007, was terminated following the repurchase of approximately 18.2 million shares, equivalent to 3.3% of Ordinary Shares in issue at year-end 2007, at an average price of euro 22.30 per share.

DEVELOPMENT

Following a record acquisition spend of euro 2.2 billion in 2007, total acquisition spend in 2008 was lower at euro 1 billion. First-half expenditure amounted to euro 0.7 billion; however, with the deteriorating economic environment, we significantly curtailed development activity as the year progressed, resulting in a second-half spend of just euro 0.3 billion.

During 2008, we acquired 50% of My Home Industries Limited (MHIL), an Indian cement producer headquartered in Hyderabad with strong market positions and excellent reserves in central and eastern Andhra Pradesh. MHIL has current annual production capacity of approximately 3 million tonnes from modern facilities and is CRH's first acquisition in India. Since year end, we have acquired 26% of Yatai Cement, the leading cement manufacturer in northeastern China with 14 million tonnes of cement capacity, currently being expanded to 18 million tonnes. As previously announced, we have an option to increase our stake to 49% in due course. Our Europe Materials Division, which has responsibility for our cement developments in Asia, is working with our new partners to enhance existing performance and to expand at a measured pace these initial CRH positions in China and India.  A further 7 bolt-on deals were completed by the Europe Materials Division during 2008.

Europe Products had an active year. Our Concrete Products group delivered CRH's first acquisition in Hungary with the acquisition of Ferrobeton, a leading precast concrete elements producer operating four plants in Hungary and one in Slovakia, which manufacture a similar product range to our existing operations in Romania. Our Building Products group expanded its very successful Construction Accessories platform with the acquisition of Ancon, a UK-based designer and manufacturer of a range of stainless steel fixing systems, with operations in continental Europe, the Middle East and Australia.   A further 7 bolt-on deals were completed.

Europe Distribution acquired an initial 35% minority stake in Trialis, a successful and leading independent regional builders merchant operating 190 branches in central, south and southwest France, and added a total of 23 branches in 7 bolt-on acquisitions.

Americas Materials completed 19 bolt-on transactions expanding its network of locations.

Americas Products had a quiet year as attention was focused on responding to a deteriorating operating environment. Nevertheless, some 7 bolt-on transactions were completed across Precast, Architectural Products and MMI operations.

Americas Distribution completed one transaction in its exterior products segment. In South America, 2008 saw the acquisition of a leading distributor of specialised building products in Santiago, Chile.

With a challenging trading backdrop for many of our businesses, management's emphasis is firmly concentrated on operational delivery and, as a result, development activity continues to be limited to acquisition opportunities that offer compelling value and exceptional strategic fit. This emphasis is also reflected in capital expenditure which is being adjusted across the Group to reflect the reduced demand environment. 2008 capital expenditure of approximately euro 1 billion is little changed on 2007 despite higher 2008 spending on previously announced cement facilities in Ireland, Poland, Ukraine and the United States.

OUTLOOK

The outlook for 2009 is extremely challenging.  January and February have seen the most severe winter for many years in Europe and North America and this will exacerbate the impact of already weak markets on the outcome for the first half of the year which in 2008 benefited from a relatively mild winter and a generally positive trading backdrop in Europe. The first half of 2009 is therefore expected to be sharply lower than 2008. However, lower energy costs, ongoing interest rate reductions and the recently agreed infrastructure stimulus package in the United States should encourage activity as the year progresses. Consequently, given the weaker relative performance in the second half of 2008, the underperformance anticipated in the first half of 2009 is expected to moderate in the seasonally more important second half.

Europe:  In Europe Materials, activity levels in Ireland and Spain are set to fall further in 2009 with less severe declines expected in Finland and Portugal. Switzerland is again forecast to perform robustly. In Poland, increased activity in infrastructure is expected to be offset by declines in other sectors while in Ukraine, the slowdown experienced in the latter months of 2008 is likely to be more pronounced. Recent weakness in the Polish Zloty and Ukrainian Hryvnya, if maintained, will have a negative effect on the reported euro outcome. Ongoing reductions in fuel and energy costs combined with savings from cost reduction measures will benefit 2009.

Demand for our Products & Distribution activities is down across the main Eurozone countries. Housing starts are lower and while non-residential demand remains reasonable the trends are weakening. Infrastructure in Eastern Europe and the RMI sector generally should prove more resilient. Concrete Products will benefit from significant restructuring in 2008 and new initiatives in 2009. Clay Products should improve with lower energy costs and the absence of restructuring charges. Building Products faces weaker demand in its non-residential segments. Distribution is likely to benefit from more resilient DIY demand but its builders merchants activities will decline.

Overall, despite significant benefits from ongoing restructuring, we expect a much  more demanding trading environment than in 2008 for our European operations.

Americas:  The recently approved United States federal economic stimulus package includes a strong infrastructure component favouring road and highway maintenance spending. We expect that this will contribute positively to Americas Materials infrastructure volumes in the second half of 2009, although residential and commercial volumes are expected to face further erosion. Bitumen and energy costs, which saw unprecedented mid-year increases in 2008, have moderated over recent months, and therefore we expect to benefit from much more stable input cost levels through 2009. The Division continues to focus on cost and overhead savings, operational efficiencies and additional price improvements. These initiatives combined with a more stable input cost backdrop should partly offset the effect on Americas Materials US dollar profits of likely further overall volume reductions.

New US residential demand is expected to decline further in 2009 as is residential repair, maintenance and improvement activity although to a lesser degree. Non-residential construction is expected to fall due to the weaker economy and tighter commercial credit standards. Against this backdrop, and despite significant operating improvements implemented in 2008 and the benefit of further targeted cost reduction measures, we anticipate a further decline in Americas Products & Distribution in 2009.

Overall, the Americas in 2009 are expected to be weaker in US dollar terms. However, the recent strengthening of the US dollar, if maintained, will result in a relatively more favourable reported euro outcome.

Overall:  Management's attention and efforts are resolutely focussed on commercial delivery and on ensuring that our businesses are strongly positioned, through additional cost reduction and cash generation measures, to deal with whatever trading circumstances may evolve. In addition, we continue to strengthen our financial flexibility in order to ensure that the Group is well positioned to take advantage, in its traditional long-established disciplined manner, of a likely increased flow of development opportunities as the year progresses.

GROUP INCOME STATEMENT

For the year ended 31st December 2008

	2008	2007
	euro m	euro m

Revenue	20,887	20,992
Cost of sales	(14,738)	(14,715)
Gross profit	6,149	6,277
Operating costs	(4,308)	(4,191)
Group operating profit	1,841	2,086
Profit on disposal of non-current assets	69	57
Profit before finance costs	1,910	2,143
Finance costs	(503)	(473)
Finance revenue	160	170
Group share of associates’ profit after tax	61	64
Profit before tax	1,628	1,904
Income tax expense	(366)	(466)
Group profit for the financial year	1,262	1,438

Profit attributable to:
Equity holders of the Company	1,248	1,430
Minority interest	14	8
Group profit for the financial year	1,262	1,438
Earnings per Ordinary Share
Basic	233.1c	262.7c
Diluted	231.8c	260.4c

Cash earnings per Ordinary Share	386.9c	404.9c

GROUP BALANCE SHEET

As at 31st December 2008

	2008	2007
ASSETS	euro m	euro m
Non-current assets
Property, plant and equipment	8,888	8,226
Intangible assets	4,108	3,692
Investments accounted for using the equity method	743	574
Other financial assets	127	78
Derivative financial instruments	416	124
Deferred income tax assets	333	336
Total non-current assets	14,615	13,030
Current assets
Inventories	2,473	2,226
Trade and other receivables	3,096	3,199
Derivative financial instruments	10	9
Liquid investments	128	318
Cash and cash equivalents	799	1,006
Total current assets	6,506	6,758
Total assets	21,121	19,788
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	186	186
Preference share capital	1	1
Share premium account	2,448	2,420
Treasury Shares and own shares	(378)	(19)
Other reserves	87	70
Foreign currency translation reserve	(644)	(547)
Retained income	6,387	5,843
	8,087	7,954
Minority interest	70	66
Total equity	8,157	8,020
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	6,277	5,928
Derivative financial instruments	84	52
Deferred income tax liabilities	1,461	1,312
Trade and other payables	137	141
Retirement benefit obligations	414	95
Provisions for liabilities	253	248
Capital grants	14	11
Total non-current liabilities	8,640	7,787
Current liabilities
Trade and other payables	2,919	2,956
Current income tax liabilities	186	244
Interest-bearing loans and borrowings	1,021	570
Derivative financial instruments	62	70
Provisions for liabilities	136	141
Total current liabilities	4,324	3,981
Total liabilities	12,964	11,768
Total equity and liabilities	21,121	19,788

GROUP CASH FLOW STATEMENT

For the year ended 31st December 2008

	2008	2007
Cash flows from operating activities	euro m	euro m
Profit before tax	1,628	1,904
Finance costs, net	343	303
Group share of associates' profit after tax	(61)	(64)
Profit on disposal of non-current assets	(69)	(57)
Group operating profit	1,841	2,086
Depreciation charge (including asset impairments)	781	739
Share-based payments	24	23
Amortisation of intangible assets	43	35
Amortisation of capital grants	(3)	(3)
Other non-cash movements	(15)	(2)
Net movement on provisions	(28)	(49)
(Increase)/decrease in working capital	(57)	261
Cash generated from operations	2,586	3,090
Interest paid (including finance leases)	(371)	(352)
Income taxes paid:
- Irish corporation tax	(18)	(18)
- Overseas corporation tax	(304)	(370)
Net cash inflow from operating activities	1,893	2,350
Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	168	156
Interest received	51	64
Capital grants received	4	3
Dividends received from associates	42	30
	265	253
Outflows
Purchase of property, plant and equipment	(1,039)	(1,028)
Acquisition of subsidiaries and joint ventures	(777)	(1,858)
Investments in and advances to associates	(156)	-
Advances to joint ventures and purchase of trade investments	(50)	(40)
Deferred and contingent acquisition consideration paid	(34)	(107)
	(2,056)	(3,033)
Net cash outflow from investing activities	(1,791)	(2,780)
Cash flows from financing activities
Inflows
Proceeds from issue of shares	6	36
Decrease in liquid investments	175	29
Increase in interest-bearing loans and borrowings	1,379	1,481
Increase in finance lease liabilities	3	2
	1,563	1,548
Outflows
Ordinary Shares purchased (Treasury and own shares), net	(383)	(31)
Repayment of interest-bearing loans and borrowings	(1,008)	(753)
Repayment of finance lease liabilities	(16)	(27)
Net cash movement in derivative financial instruments	(100)	(113)
Dividends paid to equity holders of the Company	(347)	(250)
Dividends paid to minority interests	(5)	(5)
	(1,859)	(1,179)
Net cash (outflow)/inflow from financing activities	(296)	369
Decrease in cash and cash equivalents	(194)	(61)
Cash and cash equivalents at beginning of year	1,006	1,102
Translation adjustment	(13)	(35)
Cash and cash equivalents at end of year	799	1,006

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31st December 2008

2008		2007
euro m		euro m
Items of income and expense recognised directly within equity:
Currency translation effects	(97)	(410)
Actuarial (loss)/gain on Group defined benefit pension obligations	(348)	159
(Losses)/gains relating to cash flow hedges	(28)	8
Tax on items recognised directly within equity	58	(74)
Net expense recognised directly within equity	(415)	(317)
Group profit for the financial year	1,262	1,438
Total recognised income and expense for the year	847	1,121

Equity holders of the Company	834	1,116
Minority interest	13	5
Total recognised income and expense for the year	847	1,121

SUPPLEMENTARY INFORMATION

1    Basis of Preparation

    The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards as approved by the European Union and as issued by the International Accounting Standards Board (IASB), and on a basis consistent with the prior year published financial statements.

2    Translation of Foreign Currencies

    This financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiares, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. Rates used for translation of results and balance sheets into euro were as follows:

	Average		Year ended 31st December
euro 1 =	2008	2007	2008	2007
US Dollar	1.4708	1.3705	1.3917	1.4721
Pound Sterling	0.7963	0.6843	0.9525	0.7334
Polish Zloty	3.5121	3.7837	4.1535	3.5935
Ukrainian Hryvnia	7.7046	6.8982	10.8410	7.3588
Swiss Franc	1.5874	1.6427	1.4850	1.6547
Canadian Dollar	1.5594	1.4678	1.6998	1.4449
Argentine Peso	4.6443	4.2718	4.7924	4.5948
Israeli Shekel	5.2556	5.6270	5.3163	5.6201

3    Key Components of 2008 Performance

				Analysis of change
			Total	Acquisitions
euro million	2008	2007	Change	Organic	2007	2008	Exchange
Revenue	20,887	20,992	-105	-1,248	+1,372	+530	-759
Operating profit	1,841	2,086	-245	-301	+70	+53	-67
Profit on disposals	69	57	+12	+13	-	-	-1
Trading profit	1,910	2,143	-233	-288	+70	+53	-68
Finance costs, net	-343	-303	-40	+39	-67	-29	+17
Associates	61	64	-3	-8	+2	+2	+1
Profit before tax	1,628	1,904	-276	-257	+5	+26	-50
PBT % change v. 2007			-14%				-3%

4    Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations with activity in some markets reduced significantly in winter due to inclement weather.

5    Analysis of Revenue, EBITDA and Operating Profit by Business

	2008		2007
	euro m	%	euro m	%
Revenue
Europe Materials	3,696	17.7	3,651	17.4
Europe Products	3,686	17.6	3,628	17.3
Europe Distribution	3,812	18.3	3,435	16.4
Americas Materials	5,007	24.0	5,445	25.9
Americas Products	3,243	15.5	3,510	16.7
Americas Distribution	1,443	6.9	1,323	6.3
	20,887	100.0	20,992	100.0
EBITDA *
Europe Materials	806	30.2	746	26.1
Europe Products	392	14.7	461	16.1
Europe Distribution	258	9.7	261	9.1
Americas Materials	724	27.2	834	29.2
Americas Products	369	13.8	468	16.4
Americas Distribution	116	4.4	90	3.1
	2,665	100.0	2,860	100.0
Depreciation charge (including asset impairments)
Europe Materials	174		159
Europe Products	156		145
Europe Distribution	59		46
Americas Materials	260		263
Americas Products	117		112
Americas Distribution	15		14
	781		739
Amortisation of intangible assets
Europe Materials	1		1
Europe Products	12		8
Europe Distribution	5		3
Americas Materials	2		1
Americas Products	14		16
Americas Distribution	9		6
	43		35
Operating profit
Europe Materials	631	34.3	586	28.1
Europe Products	224	12.2	308	14.8
Europe Distribution	194	10.5	212	10.2
Americas Materials	462	25.1	570	27.3
Americas Products	238	12.9	340	16.3
Americas Distribution	92	5.0	70	3.3
	1,841	100.0	2,086	100.0
Profit on disposal of non-current assets
Europe Materials	16		29
Europe Products	15		11
Europe Distribution	15		3
Americas Materials	20		11
Americas Products	2		2
Americas Distribution	1		1
	69		57

•	EBITDA excludes profit on disposal of non-current assets and comprises Group operating profit (earnings) before interest, tax, depreciation, asset impairments and amortisation.

6    Geographical Analysis of Revenue, EBITDA and Operating Profit

	2008		2007
	euro m	%	euro m	%
Revenue
Ireland*	1,116	5.3	1,402	6.7
Benelux	3,070	14.7	2,918	13.9
Poland	849	4.1	710	3.4
Rest of Europe	6,150	29.4	5,672	27.0
Americas	9,702	46.5	10,290	49.0
	20,887	100.0	20,992	100.0
EBITDA**
Ireland*	160	6.0	207	7.2
Benelux	354	13.3	354	12.4
Poland	262	9.8	218	7.5
Rest of Europe	680	25.6	687	24.1
Americas	1,209	45.3	1,394	48.8
	2,665	100.0	2,860	100.0
Depreciation charge (including asset impairments)
Ireland*	49		48
Benelux	93		82
Poland	42		37
Rest of Europe	205		183
Americas	392		389
	781		739
Amortisation of intangible assets
Ireland*	1		-
Benelux	4		2
Poland	-		-
Rest of Europe	13		10
Americas	25		23
	43		35
Operating profit
Ireland*	110	6.0	159	7.6
Benelux	257	14.0	270	12.9
Poland	220	11.9	181	8.7
Rest of Europe	462	25.1	494	23.7
Americas	792	43.0	982	47.1
	1,841	100.0	2,086	100.0
Profit on disposal of non-current assets
Ireland*	12		26
Benelux	18		7
Poland	-		-
Rest of Europe	16		9
Americas	23		15
	69		57

*    Total island of Ireland

**    EBITDA excludes profit on disposal of non-current assets and comprises Group operating profit (earnings) before interest, tax, depreciation, asset impairments and amortisation.

7    Proportionate Consolidation of Joint Ventures

	2008	2007
Group share of:	euro m	euro m
Revenue	1,172	1,076
Cost of sales	(806)	(734)
Gross profit	366	342
Operating costs	(229)	(229)
Operating profit	137	113
Profit on disposal of non-current assets	1	-
Profit before finance costs	138	113
Finance costs (net)	(13)	(14)
Profit before tax	125	99
Income tax expense	(26)	(25)
Group profit for the financial year	99	74

Depreciation	50	43

8    Earnings per Ordinary Share

    The computation of basic, diluted and cash earnings per share is set out below:

	2008	2007
	euro m	euro m
Profit attributable to equity holders of the Company	1,248	1,430
Preference dividends paid	-	-
Numerator for basic and diluted earnings per Ordinary Share	1,248	1,430
Amortisation of intangibles	43	35
Depreciation charge (including asset impairments)	781	739
Numerator for cash earnings per Ordinary Share	2,072	2,204

	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares
Weighted average number of shares (millions) in issue	535.5	544.3
Effect of dilutive potential shares (share options)	3.0	4.8
Denominator for diluted earnings per Ordinary Share	538.5	549.1

Earnings per Ordinary Share	euro cent	euro cent
- basic	233.1	262.7
- diluted	231.8	260.4
Cash earnings per Ordinary Share (i)	386.9	404.9

(i)   Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.

9  Net Debt

	2008	2007
Net debt	euro m	euro m
Non-current assets
Derivative financial instruments	416	124
Current assets
Derivative financial instruments	10	9
Liquid investments	128	318
Cash and cash equivalents	799	1,006
Non-current liabilities
Interest-bearing loans and borrowings	(6,277)	(5,928)
Derivative financial instruments	(84)	(52)
Current liabilities
Interest-bearing loans and borrowings	(1,021)	(570)
Derivative financial instruments	(62)	(70)
Total net debt	(6,091)	(5,163)
Including Group share of joint ventures’ net debt	(153)	(164)
The movement in net debt for the year ended 31st December 2008 was as follows:
	At 1st January	Cash flow	Acquis-itions	Mark-to-market	Trans-lation	At 31st December
	euro m	euro m	euro m	euro m	euro m	euro m
Cash and cash equivalents	1,006	(262)	68	-	(13)	799
Liquid investments	318	(175)	-	-	(15)	128
Interest-bearing loans and borrowings	(6,498)	(358)	(55)	(287)	(100)	(7,298)
Derivative financial instruments	11	100	-	281	(112)	280
Group net debt - including JVs	(5,163)	(695)	13	(6)	(240)	(6,091)

Liquidity information -  borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	2008	2007
	euro m	Euro m
Within one year	589	195
Between one and two years	519	1,282
Between two and five years	409	122
After five years	49	-
	1,566	1,599

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain its consolidated EBITDA/net interest cover (excluding share of joint ventures) at no lower than 4.5 times for twelve-month periods ending 30th June and 31st December. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity.

10    Finance Costs, Net

Net finance costs for the financial year were as follows:	2008 euro m	2007 euro m
Net Group finance costs on interest-bearing cash and cash equivalents, loans and borrowings	330	292
Net pensions financing credit	(15)	(15)
Unwinding of discount on provisions/deferred consideration	21	22
Net charge re change in fair value of derivatives	7	4
Total net finance costs	343	303
Including Group share of joint ventures’ net finance costs	13	14

11    Summarised Cash Flow

The table below summarises the Group's cash flows for the years ended 31st December  2008 and 31st December 2007.

	2008	2007
Inflows	euro m	euro m
Profit before tax	1,628	1,904
Depreciation (including asset impairments)	781	739
Amortisation of intangibles	43	35
	2,452	2,678
Outflows
Working capital movements	(62)	227
Tax paid	(322)	(388)
Dividends	(369)	(318)
Capital expenditure	(1,039)	(1,028)
Other	(89)	(81)
	(1,881)	(1,588)

Operating cash inflow	571	1,090
Acquisitions and investments	(1,072)	(2,227)
Ordinary Shares purchased (Treasury and own shares), net	(383)	(31)
Proceeds from disposal of non-current assets	168	156
Share issues	28	104
Translation adjustment	(240)	237
Increase in net debt	(928)	(671)

12     Acquisitions

    The principal business combinations completed during the year ended 31st December 2008 by reporting segment, together with the completion dates, were as follows; these transactions entailed the acquisition of a 100% stake where not indicated to the contrary:

    Europe Materials:   India: My Home Industries (45% acquired 22nd May, additional 5% acquired 22nd August); the Netherlands: Drentse Beton Centrale (30th September); Poland: Osielec quarry (4th January); Spain: Moron quarry (4th March); Switzerland: Belser (9th July); Turkey: 50% of readymixed concrete assets of Basaran RMC (15th January); Ukraine: BudUkrmaterial (15th August); United Kingdom: C4 Industries (30th January).

    Europe Products:  Belgium: Hela (29th January); China: Goldway Beijing & Sinasia (22nd January); Germany: Hammerl (26th February); Hungary: Ferrobeton (3rd April); Ireland: Concrete Stairs Systems (24th January); the Netherlands: Jonker Beton (15th April); Sweden: Distanssystem (12th May); United Kingdom: SWS (20th March) and Ancon (30th April).

    Europe Distribution:   France: Cleau (1st August); Germany: Paulsen (1st July); the Netherlands: Imabo Nieuwegein (20th May), Hagens Bouwmaterialen (28th May) and Hasco (1st August); Switzerland: Reco-Regusci (5th May) and Stürm (20th June).

    Americas Materials:  Colorado: Valco (22nd January), Varra Companies (7th July) and Casey Concrete (1st August); Florida: Ace Asphalt (15th July); Idaho: American Paving (16th May); Iowa: Bedrock Ready Mix (13th June); Massachusetts: Kroboth Companies (14th January); Mississippi: Bonds (15th September); Nebraska: Mallard Sand & Gravel (30th January); New York: New Windsor Equipment Rentals and Service (13th June); North Carolina: Western Materials (16th June); Ohio: HP Streicher (18th January); Oregon: Dalton Rock (15th September); Tennessee: Renfro Construction Company (14th February) and Highland Sand Company (4th April); Utah: Dixie Redi-Mix (7th March), Holdaway Pit (15th April) and JR Ready Mix (21st November); Virginia: Floyd Asphalt Paving Company (2nd January).

    Americas Products:  North America - California: Underground Precast Solutions (20th August); Florida: Pilot Steel Assets (28th April) and Gem Seal (21st July); Georgia: Southern Drainage Products & Supply (14th April); Iowa: Waupaca Northwoods (12th November, also Missouri, Wisconsin); Kentucky: remaining 50% of Landmark (1st February); Nevada: Tri-Delta (14th April); South America - Chile: 81% of Comercial Duomo (26th February).

    Americas Distribution:  North America - Illinois: Tri-State Roofing & Siding Wholesale (3rd March, also Wisconsin).

	2008	2007
Identifiable net assets acquired (excluding net debt assumed)	euro m	euro m
Non-current assets
Property, plant and equipment	429	999
Intangible assets	412	935
Investments in associates/other financial assets	3	(44)
Deferred tax assets	1	18
	845	1,908
Current assets
Inventories	66	263
Trade and other receivables	126	411
	192	674
Minority interest	4	(25)
Non-current liabilities
Deferred income tax liabilities	(82)	(122)
Retirement benefit obligations	(8)	(19)
Provisions for liabilities	-	(3)
Capital grants	(2)	-
	(92)	(144)
Current liabilities
Trade and other payables	(89)	(313)
Current income tax liabilities	(12)	(6)
Provisions for liabilities	(4)	17
	(105)	(302)
Total consideration (enterprise value)	844	2,111

	2008	2007
Consideration satisfied by:	euro m	euro m
Cash payments	837	1,922
Professional fees incurred	8	19
Cash and cash equivalents acquired	(68)	(83)
Net cash outflow	777	1,858

Net debt (other than cash and cash equivalents) assumed on acquisitions
- non-current interest bearing loans and borrowings	9	22
- current interest bearing loans and borrowings	46	200
Deferred and contingent acquisition consideration (NPC)	12	31
Total consideration (enterprise value)	844	2,111

    None of the business combinations completed during the financial year was considered sufficiently material to warrant separate disclosure of the attributable fair values.

    No contingent liabilities were recognised on the business combinations completed during the financial year or the prior financial years.

    The principal factor contributing to the recognition of goodwill on business combinations entered into by the Group is the realisation of cost savings and synergies with existing entities in the Group. Intangible assets arising on acquisitions completed during the financial year ended 31st December 2008, together with exchange translation, account for the majority of the net increase in intangible assets disclosed in the Group Balance Sheet on page 12.

    The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the combination, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair values
	euro m	euro m	euro m	euro m	euro m
Non-current assets (excluding goodwill)	212	266	2	5	485
Current assets	193	-	(3)	2	192
Non-current liabilities	(23)	(68)	-	(1)	(92)
Current liabilities	(96)	(4)	3	(8)	(105)
Minority interest	4	-	-	-	4
Identifiable net assets acquired	290	194	2	(2)	484
Goodwill arising on acquisition	543	(194)	(2)	13	360
Total consideration (enterprise value)	833	-	-	11	844

    The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of a number of the business combinations disclosed above given the timing of closure of these deals; any amendments to these fair values made during the subsequent reporting window (within the twelve-month timeframe from the acquisition date imposed by IFRS 3) will be subject to subsequent disclosure. The total adjustments processed  in 2008 to the fair values of business combinations undertaken during the 2007  financial year, where those fair values were not readily or practicably determinable as at 31st December 2007, are identified in the column entitled "adjustments to provisional fair values" in the table above.

    The post-acquisition impact of business combinations completed during the year on Group profit for the financial year was as follows:

	2008	2007
	euro m	euro m

Revenue	530	1,215
Cost of sales	(392)	(881)
Gross profit	138	334
Operating costs	(85)	(233)
Group operating profit	53	101
Profit on disposal of non-current assets	-	-
Profit before finance costs	53	101
Finance costs (net)	(26)	(42)
Profit before tax	27	59
Income tax expense	(8)	(18)
Group profit for the financial period	19	41

The revenue and profit of the Group determined in accordance with IFRS for the year ended 31st December 2008 would not have been materially different than reported on page 11 if the acquisition date for all the business combinations completed during the year had been as of the beginning of that year.

A number of business combinations have been completed subsequent to the balance sheet date, none of which is individually material to the Group.

13    Changes in Share Capital and Reserves

	2008	2007
	euro m	euro m
Total equity at beginning of year	8,020	7,104
Issue of shares:
- Share option and participation schemes	6	36
- Issued in lieu of dividends	22	68
Treasury Shares and own shares purchased, net	(383)	(31)
Share-based payment expense	24	23
Dividends	(369)	(318)
Movement in minority interest	4	25
Items of income/(expense) recognised directly within equity:
Currency translation effects	(97)	(410)
Actuarial (loss)/gain on defined benefit pension obligations	(348)	159
(Losses)/gains relating to cash flow hedges	(28)	8
Tax on items recognised directly within equity	58	(74)
Profit for the year attributable to equity holders	1,248	1,430
Total equity at end of year	8,157	8,020

14    Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.  In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns and corporate bond yields and other matters such as updated actuarial valuations conducted during the financial year.

The financial assumptions employed in the valuation of scheme liabilities for the current and prior financial years were as follows:

	Eurozone		Britain & NI		Switzerland		United States
	2008	2007	2008	2007	2008	2007	2008	2007
Rate of increase in:	%	%	%	%	%	%	%	%
- salaries	3.80	4.25	3.50	4.00	2.25	2.25	3.50	4.50
- pensions in payment	1.80	2.25	2.75 - 3.25	3.25	0.50	1.00	-	-
Inflation	1.80	2.25	2.75	3.00	1.50	1.50	2.00	2.50
Discount rate	5.80	5.50	6.25	5.75	3.50	3.50	6.25	6.25
Medical cost trend	5.25	5.25	n/a	n/a	n/a	n/a	10.00	11.00

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net deficit
	2008	2007	2008	2007	2008	2007
	euro m	euro m	euro m	euro m	euro m	euro m
At 1st January	1,836	1,739	(1,931)	(2,001)	(95)	(262)
Translation adjustment	(40)	(67)	53	79	13	12
Arising on acquisition	10	133	(18)	(152)	(8)	(19)
Employer contributions paid	59	62	-	-	59	62
Employee contributions paid	19	17	(19)	(17)	-	-
Benefit payments	(116)	(84)	116	84	-	-
Actual return on scheme assets	(364)	46	-	-	(364)	46
Change in asset limit adjustment	10	(10)	-	-	10	(10)
Current service cost	-	-	(51)	(60)	(51)	(60)
Past service cost	-	-	(1)	(2)	(1)	(2)
Curtailment gain	-	-	2	-	2	-
Interest cost on scheme liabilities	-	-	(98)	(92)	(98)	(92)
Actuarial gain/(loss) arising on:
- experience variations	-	-	(15)	(25)	(15)	(25)
- changes in assumptions	-	-	134	255	134	255
At 31st December	1,414	1,836	(1,828)	(1,931)	(414)	(95)
Related deferred tax asset (net)					94	33
Net pension liability					(320)	(62)

15    Related Party Transactions

There have been no related party transactions or changes in related party transactions that could have a material impact on the financial position or performance of the Group during the 2008 financial year.  Sales to and purchases from associates during the year ended 31st December 2008 amounted to euro 17 million (2007: euro 19 million) and euro 584 million (2007: euro 497 million) respectively. Amounts receivable from and payable to associates as at the balance sheet date are not material and are included in trade and other receivables and payables in the Group Balance Sheet.

16     Other

	2008	2007
EBITDA interest cover (times)	7.8	9.4
EBIT interest cover (times)	5.4	6.9
EBITDA = earnings before interest, tax, depreciation and amortisation, excluding profits on disposal EBIT = earnings before interest and tax, excluding profits on disposal
Average shares in issue	535.5m	544.3m
Net dividend per share (euro cent)	69c	68c
Dividend cover (Earnings per share/Dividend per share)	3.4x	3.9x
Depreciation charge (including asset impairments) – subsidiaries (euro m)	731	696
– share of joint ventures (euro m)	50	43
Amortisation of intangibles – subsidiaries (euro m)	43	35
Amortisation of intangibles – share of joint ventures (euro m)	-	-
Share-based payment expense (euro m)	24	23
Income tax expense - Irish tax (euro m)	18	13
Income tax expense - overseas tax (euro m)	259	413
Income tax expense - deferred tax (euro m)	89	40
Market capitalisation at year-end (euro m)	9,502	13,051
Total equity at year-end (euro m)	8,157	8,020
Net debt (euro m)	6,091	5,163
Net debt as a percentage of total equity	75%	64%
Net debt as a percentage of market capitalisation	64%	40%

17     Statutory Accounts

The financial information presented in this report does not represent full statutory accounts. Full statutory accounts for the year ended 31st December 2008 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31st December 2007, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

18     Board Approval

This announcement was approved by the Board of Directors of CRH plc on 3rd March 2009.

19     Annual Report and Annual General Meeting (AGM)

The 2008 Annual Report is expected to be posted to those shareholders who have requested a paper copy on Wednesday, 1st April 2009 together with details of the Scrip Dividend Offer in respect of the final 2008 dividend. The 2008 Annual Report will be available on the Company's website, www.crh.com, from Thursday 2nd April 2009. A paper copy of the Annual Report may be obtained at the Company's registered office from that date. The Company's AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11am on Wednesday, 6th May 2009.

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL: mail@crh.com WEBSITE: www.crh.com. Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  3 March 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director